SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________

Amendment No. 6
to
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

_________

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

_________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

_________

WITH COPIES TO:

Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008, as amended, by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the second full paragraph of the subsection “(b) Arrangements with Parent and Offeror”:

     “On February 25, 2008, Royal Philips and the Company announced that Offeror had extended the expiration date of the Offer to 5:00 p.m. (New York City time) on March 6, 2008 and that the Agreement had been amended to provide for such extension. A copy of the joint press release is filed as Exhibit (a)(11) hereto and is incorporated by reference. A copy of the amendment to the Agreement is filed as Exhibit (e)(14) hereto and is incorporated by reference.”

Item 8. Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the first full paragraph of the subsection “(i) Extension of Offer”:

     “On February 25, 2008, Royal Philips and the Company announced that Offeror had extended the expiration date of the Offer to 5:00 p.m. (New York City time) on March 6, 2008. A copy of the joint press release is filed as Exhibit (a)(11) hereto and is incorporated by reference.”

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(11)	Joint Press Release, issued by Royal Philips and the Company, dated February 25, 2008
(incorporated herein by reference to Exhibit (a)(2)(F) to Schedule TO filed with the SEC by
Offeror on February 25, 2008).
(e)(14)	Second Amendment to Agreement and Plan of Merger, dated as of February 22, 2008, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit
(d)(9) to Schedule TO filed with the SEC by Offeror on February 25, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.
By: /s/ Steven P. Fulton
Name: Steven P. Fulton
Title: Vice President and General Counsel
Dated: February 25, 2008